SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. __)1

Emerson Radio Corp.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
291087203
(CUSIP Number)
Lloyd I. Miller, III, 3300 South Dixie Highway, Suite 1-365, West Palm Beach, Florida, 33405 (Tel.) (561) 287-5399
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 31, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

Page 1 of 8 pages

1 The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	291087203	13D	Page 2 of 8

1	NAME OF REPORTING PERSON
Lloyd I. Miller, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	[ ]
		(b)	[ ]
3	SEC USE ONLY
4	_______________ SOURCE OF FUNDS*
PF-AF-OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,305,822
	8	SHARED VOTING POWER
50,778
	9	SOLE DISPOSITIVE POWER
1,305,822
	10	SHARED DISPOSITIVE POWER
50,778

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,356,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.0%

14	TYPE OF REPORTING PERSON*
IN-OO

ORIGINAL REPORT ON SCHEDULE 13D

Item 1. Security and Issuer

This Statement on Schedule 13D (“Schedule 13D”) relates to the common stock (the “Common Stock”) of Emerson Radio Corp., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 3 University Plaza, Suite 405, Hackensack, New Jersey 07601.

Item 2. Identity and Background

This statement is filed by Lloyd I. Miller, III (“Mr. Miller” or the “Reporting Person”). Mr. Miller’s principal business address is 3300 South Dixie Highway, Suite 1-365, West Palm Beach, Florida 33405. Mr. Miller’s principal occupation is investing assets held by or on behalf of his family. During the past five years, Mr. Miller has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to civil proceedings of a judicial or administrative body of competent jurisdiction, as a result of which Mr. Miller was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Miller is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration

Mr. Miller is the managing member of Milfam LLC (“Milfam LLC”), an Ohio limited liability company established pursuant to the Operating Agreement of Milfam LLC dated as of December 10, 1996, and Milfam LLC is the advisor to Trust A-3 (“Trust A-3”) and Trust A-4 (“Trust A-4 and, collectively with Trust A-3, the “Trusts”). The Trusts and Trust D were created pursuant to an Amended and Restated Trust Agreement, dated September 20, 1983 (the “Trust Agreement”). Mr. Miller is the investment advisor to the trustee of Trust D. Pursuant to a Declaratory Judgment Order, entered on November 20, 1992 in the Court of Common Pleas, Probate Division, Hamilton County, Ohio, Trust A was split into four separate trusts, two of which are Trust A-3 and Trust A-4. The Trusts were further reformed by Order of the Delaware Chancery Court dated December 29, 2010 pursuant to which Milfam LLC was appointed advisor to the Trusts. All of the shares of Common Stock purchased by Trust A-3 were purchased with funds generated and held by Trust A-3. The aggregate purchase price for the shares of Common Stock purchased by Trust A-3 was approximately $345,346.00. All of the shares of Common Stock purchased by Trust A-4 were purchased with funds generated and held by Trust A-4. The aggregate purchase price for the shares of Common Stock purchased by Trust A-4 was approximately $384,900.00. All of the shares of Common Stock purchased by Trust D were purchased with funds generated and held by Trust D. The aggregate purchase price for the shares of Common Stock purchased by Trust D was approximately $43,255.00.

Milfam LLC is the general partner of Milfam II L.P. (“Milfam II”), a Georgia limited partnership established pursuant to a partnership agreement for Milfam II L.P., dated December 11, 1996. All of the shares of Common Stock Mr. Miller is deemed to beneficially own as the managing member of the general partner of Milfam II were purchased with money contributed to Milfam II by its partners or money generated and held by Milfam II. The aggregate purchase price for the shares of Common Stock purchased by Milfam II was approximately $267,153.00.

All of the shares of Common Stock purchased by Mr. Miller on his own behalf were purchased with personal funds generated and held by Mr. Miller. The purchase price for the shares of Common Stock purchased by Mr. Miller on his own behalf was approximately $12,038.00.

Pursuant to an Irrevocable Trust Agreement MILGRAT (C9) (“MILGRAT (C9)”), dated as of January 18, 2013, Mr. Miller was named as the trustee to MILGRAT (C9). All of the shares of Common Stock Mr. Miller is deemed to beneficially own as trustee of MILGRAT (C9) were contributed to MILGRAT (C9) by its grantor, Catherine C. Miller.

Pursuant to an Irrevocable Trust Agreement MILGRAT (J9) (“MILGRAT (J9)”), dated as of May 6, 2013, Mr. Miller was named as the trustee to MILGRAT (J9). All of the shares of Common Stock Mr. Miller is deemed to beneficially own as trustee of MILGRAT (J9) were contributed to MILGRAT (J9) by its grantor, Catherine C. Miller.

Pursuant to an Irrevocable Trust Agreement MILGRAT (I10) (“MILGRAT (I10)”), dated as of November 18, 2014, Mr. Miller was named as the trustee to MILGRAT (I10). All of the shares of Common Stock Mr. Miller is deemed to beneficially own as trustee of MILGRAT (I10) were contributed to MILGRAT (I10) by its grantor, Catherine C. Miller.

Mr. Miller is the settlor of an individual retirement trust account (the “IRA”). All of the shares of Common Stock held by the IRA were purchased with personal funds generated and contributed to the IRA by Mr. Miller.

Mr. Miller shares investment and dispositive power with a family member over Shares held by a certain Custodian Managed Account established pursuant to a certain PNC Advisors Custody Agreement dated as of December 9, 2003 (the “Custody Account”). All of the Shares held by the Custody Account were purchased with funds generated and held by the Custody Account. The aggregate purchase price for the shares of Common Stock purchased by the Custody Account was approximately $9,873.00.

The aggregate purchase prices set forth in this Item 3 include brokerage commissions and reflect certain cost basis adjustments.

Item 4. Purpose of the Transaction

Item 4. Purpose of the Transaction

The Shares covered by this Schedule 13D were acquired by Mr. Miller for investment purposes in the ordinary course of his business as an investor.

Mr. Miller believes that the Board should actively pursue a sale of the Company. As a matter of urgency, in view of the risk and cost of any further litigation in connection with related party transactions and the bankruptcy and restructuring (ongoing since 2011) of Grande Holdings Limited (Provisional Liquidators Appointed), the Company’s controlling shareholder, Mr. Miller believes that the Board of Directors of Emerson should actively pursue a sale of the Company. Mr. Miller believes that the rights of minority stockholders will continue to be compromised by uncertainties over the control block of shares held by Grande Holdings. Mr. Miller believes that a sale of the Company would benefit all shareholders, including Grande.

Mr. Miller believes that the Board should continue to return value to stockholders through additional cash dividends rather than maintain excessive cash balances, especially while control of the Company is in question. Mr. Miller has urged Emerson to return value to stockholders and appreciates the recent extraordinary dividend of $0.70 per share of common stock declared by the Special Committee of the Board of Directors on August 21, 2014, and paid on September 30, 2014. Mr. Miller continues to favor additional cash dividends to enhance shareholder value.

Mr. Miller directs a number of urgent questions to the Board of Directors, based on his review of Emerson’s public filings and the Schedule 13D amendments filed by a subsidiary of Emerson’s controlling stockholder. In particular:

What protections are provided to Emerson public stockholders if Grande receives approval to be listed on the Hong Kong Stock Exchange? According to Emerson’s Form 10-Q for the period ended September 30, 2014, Grande’s restructuring requires various approvals, including approval from the HKSE. Emerson’s Board should take an active role in connection with Grande’s listing application and restructuring.

Is Emerson at risk from conflicts of interests associated with Grande and its provisional liquidators? The Form 10-K and the related amendment filed by the Company for fiscal year ending December 31, 2013 states that Emerson has established “adequate procedures” designed to “ensure” that related party transactions are fair to the Company. New auditing rules will require more detailed disclosures about related party transactions, which can be subject to increased stockholder scrutiny.

Why does Grande plan to retain a control block in Emerson after restructuring? As indicated in the Schedule 13D/A filed July 9, 2014 by S&T International Distribution Limited, a subsidiary of Grande, control of Emerson remains uncertain. It is anticipated that the Emerson shares would remain a part of Grande after its re-listing on the HKSE. Mr. Miller believes that a sale of Emerson is in the best interests of Grande as well as Emerson, and would provide liquidity for Grande and its creditors during the restructuring. Mr. Miller believes that the obligations of Emerson as a U.S. public company can be best served by a sale of the company.

As a long-term investor, Mr. Miller believes that each member of the Board has a duty to minority public stockholders, including directors who have relationships with Grande Holdings. Emerson has a long history of related party transactions and accounting failures, as well as litigation and tax disputes that created risks to shareholder value, many of them related to Grande and its affiliates.

In view of prior lawsuits against Emerson insiders in conflict of interest transactions, Mr. Miller believes that further litigation might result if Grande remains in control of Emerson. Mr. Miller will continue to scrutinize all transactions that affect Emerson common stock and its trading value.

In the Schedule 13D and past filings, Mr. Miller has urged governance reforms at Emerson, especially with respect to internal controls and ongoing related party transactions with Grande Holdings.

Mr. Miller may consider purchases and sales of shares of Emerson on the open market or in other transactions, including with the Provisional Liquidators of Grande.

Except in connection with the matters described in this Item 4 and as contemplated herein, Mr. Miller does not currently have any specific plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. Mr. Miller reserves the right to change plans and take any and all actions that Mr. Miller may deem appropriate to maximize the value of his investment, including, among other things, purchasing or otherwise acquiring additional securities of the Company, selling or otherwise disposing of any securities of the Company beneficially owned by him, in each case in the open market or in privately negotiated transactions or formulating other plans or proposals regarding the Company or its securities to the extent deemed advisable by Mr. Miller in light of his general investment policies, market conditions, subsequent developments affecting the Company and the general business and future prospects of the Company. Mr. Miller may take any other action with respect to the Company or any of the Company’s debt or equity securities in any manner permitted by applicable law.

Item 5. Interest in Securities of the Issuer

(a) Mr. Miller may be deemed to beneficially own 1,356,600 shares of Common Stock, which is equal to approximately 5.0% of the outstanding shares, based on 27,129,832 shares of Common Stock outstanding, as reported in the Issuer’s Form 10-Q filed on November 14, 2014. As of the date hereof, 219,263 of the shares of Common Stock beneficially owned by Mr. Miller are owned of record by Trust A-3, 232,889 of the shares of Common Stock beneficially owned by Mr. Miller are owned of record by Trust A-4, 44,500 of the shares of Common Stock beneficially owned by Mr. Miller are owned of record by Trust D, 132,681 of the shares of Common Stock beneficially owned by Mr. Miller are owned of record by Milfam II, 144,942 of the shares of Common Stock beneficially owned by Mr. Miller are owned of record by MILGRAT (C9), 241,876 of the shares of Common Stock beneficially owned by Mr. Miller are owned of record by MILGRAT (J9), 318,059 of the shares of Common Stock beneficially owned by Mr. Miller are owned of record by MILGRAT (I10), 1,194 of the shares of Common Stock beneficially owned by Mr. Miller are owned of record by the IRA, 6,278 of the shares of Common Stock beneficially owned by Mr. Miller are owned of record by the Custody Account, and 14,918 of the shares of Common Stock beneficially owned by Mr. Miller are owned by Mr. Miller directly.

(b) Mr. Miller may be deemed to have sole voting and dispositive power for all such shares held of record by Trust A-3, Trust A-4, MILGRAT (C9), MILGRAT (J9), MILGRAT (I10), the IRA, Milfam II and Mr. Miller directly. Mr. Miller may be deemed to have shared voting and dispositive power for all such shares held of record by Trust D and the Custody Account.

(c) The following table details the transactions effected by Mr. Miller in the past 60 days.

	Trust A-3
Date of Transaction	Number of Shares Purchased	Price Per Share
December 17, 2014	5,874	$1.00
December 19, 2014	300	$1.00
December 31, 2014	6,600	$1.00

	Trust C
Date of Transaction	Number of Shares Sold	Price Per Share
November 21, 2014	318,059	N/A*

	MILGRAT (I10)
Date of Transaction	Number of Shares Purchased	Price Per Share
November 21, 2014	318,059	N/A*

*Transfer of Common Stock from Trust C to Milgrat (I10).

(d) Persons other than Mr. Miller have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities.

(e) Not Applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not Applicable.

Item 7. Material to be Filed as Exhibits.

Not Applicable.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 12, 2015

By:  /s/ Lloyd I. Miller, III

Lloyd I. Miller, III